                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          DENSE-PAC MICROSYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   248719-106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              HELEN W. MELMAN, ESQ.
                                815 MORAGA DRIVE
                          LOS ANGELES, CALIFORNIA 90049

                                 (310) 472-4191
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  APRIL 8, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box [ ].

                         (Continued on following pages)



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

                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Euroventures Benelux I B.V.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [X]
                  (b) [ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS - 00


5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION - Belgium


   NUMBER OF       7.     SOLE VOTING POWER -                   0
    SHARES
 BENEFICIALLY      8.     SHARED VOTING POWER -         2,498,879
   OWNED BY
EACH REPORTING     9.     SOLE DISPOSITIVE POWER -              0
  PERSON WITH
                  10.     SHARED DISPOSITIVE POWER -    2,498,879


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,498,879 SHARES OF COMMON STOCK

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.5%

14.     TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Euroventures Benelux II B.V.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [X]
                  (b) [ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS - PF


5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)                                                         [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION - Belgium


   NUMBER OF       7.     SOLE VOTING POWER -                    0
    SHARES
 BENEFICIALLY      8.     SHARED VOTING POWER -          3,290,881
   OWNED BY
EACH REPORTING     9.     SOLE DISPOSITIVE POWER -               0
  PERSON WITH
                  10.     SHARED DISPOSITIVE POWER  -    3,290,881


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,290,881 SHARES OF COMMON STOCK

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.1%

14.     TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Euroventures Benelux Team B.V.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [X]
                  (b) [ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS - 00


5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)                                                         [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION - Belgium


   NUMBER OF       7.     SOLE VOTING POWER -                   0
    SHARES
 BENEFICIALLY      8.     SHARED VOTING POWER -         5,789,760
   OWNED BY
EACH REPORTING     9.     SOLE DISPOSITIVE POWER -              0
  PERSON WITH
                  10.     SHARED DISPOSITIVE POWER -    5,789,760


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,789,760 SHARES OF COMMON STOCK

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.1%

14.     TYPE OF REPORTING PERSON - CO



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

                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EBTB II B.V.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [X]
                  (b) [ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS - 00


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION - Belgium


   NUMBER OF       7.     SOLE VOTING POWER -                   0
    SHARES
 BENEFICIALLY      8.     SHARED VOTING POWER -         5,789,760
   OWNED BY
EACH REPORTING     9.     SOLE DISPOSITIVE POWER -              0
  PERSON WITH
                  10.     SHARED DISPOSITIVE POWER -    5,789,760


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,789,760 SHARES OF COMMON STOCK

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.1%

14.     TYPE OF REPORTING PERSON - CO



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



ITEM 1. SECURITY AND ISSUER.

        This Amendment to Statement on Schedule 13D of EBTB II B.V. ("EBTB"), Euroventures Benelux Team B.V. ("Team"), Euroventures Benelux I B.V. ("Euroventures I") and Euroventures Benelux II B.V. ("Euroventures II") (individually or collectively, the "Reporting Persons") is filed to report the beneficial ownership of shares of Common Stock of Dense-Pac Microsystems, Inc., a California corporation (the "Company"). The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2. IDENTITY AND BACKGROUND.

        Each Reporting Person is a corporation organized under the laws of Belgium whose address is H. Henneaulaan 366, 1930 Zaventem, Belgium. Euroventures I and Euroventures II are venture capital funds. As the investment manager of each of Euroventures I and Euroventures II, Team has both voting and investment power over their shares of the Company's Common Stock but manages each fund's portfolio independently of the other. Team is the sole "statutory director" of each of Euroventures I and Euroventures II.

        EBTB has indirect beneficial ownership of the shares of Common Stock of the Company directly owned by Euroventures I and Euroventures II because it owns 100% of Team. EBTB has a 0.13% and 6.25% voting interest, respectively, in each of Euroventures I and Euroventures II. As the holder of Class B shares of each of Euroventures I and Euroventures II, EBTB is entitled to 20% of all distributions to shareholders of each of Euroventures I and Euroventures II after the Class A shareholders have received a 125% return on their investment.

        The directors and executive officer (Executive Director) of Team and EBTB are:

                  Name:                              Martijn Kleijwegt
                  Business address:                  Joh. Vermeerplein 9
                                                     1071 DV Amsterdam
                                                     The Netherlands
                  Position:                          Executive Director
                  Principal occupation:              investment manager
                  Citizenship:                       Dutch

                  Name:                              Roger Claes
                  Business address:                  H. Henneaulaan 366
                                                     1930 Zaventem
                                                     Belgium
                  Position:                          Director
                  Principal occupation:              investment manager
                  Citizenship:                       Belgian

                  Name:                              Paul Verdurme
                  Business address:                  H. Henneaulaan 366
                                                     1930 Zaventem
                                                     Belgium
                  Position:                          Director
                  Principal occupation:              investment manager
                  Citizenship:                       Belgian

                  Name:                              Frits van der Have
                  Business address:                  Joh. Vermeerplein 9
                                                     1071 DV Amsterdam
                                                     The Netherlands
                  Position:                          Director
                  Principal occupation:              investment manager
                  Citizenship:                       Dutch

        During the last five years, no Reporting Person and no director of any Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Euroventures II used its internal funds, and did not borrow funds, to effect the transactions described in Item 4.

ITEM 4. PURPOSE OF TRANSACTIONS.

        Euroventures II loaned the Company $1.8 million in 1994 pursuant to a Loan Agreement dated October 12, 1994, as amended by an Addendum to Loan Agreement dated October 23, 1995. Pursuant to an Amended and Restated Loan Agreement dated April 8, 1999, between the Company and Euroventures II, Euroventures II converted $1.2 million of the outstanding loan into an aggregate of 662,069 shares of the Company's Common Stock at the rate of $1.8125 per share. The remaining $600,000 outstanding principal amount of the loan is convertible into a number of shares of Common Stock of the Company determined by dividing the amount of the loan converted by the initial conversion price of $1.8125 per share. The loan is due and payable in full on December 31, 2000 and may be converted into Common Stock at any time until it is paid in full. The conversion price is subject to adjustment to protect against dilution in the event of certain corporate events such as stock splits, combinations and reorganizations and in the event the Company issues additional shares of Common Stock for a consideration per share less than the conversion price then in effect. On the date hereof, the loan is convertible into an aggregate of 331,034 shares of the Company's Common Stock.



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



        Pursuant to a Registration Rights Agreement dated April 8, 1998, Euroventures I and Euroventures II have the right to require the Company to register their shares of Common Stock for resale under the Securities Act of 1933.

        Euroventures II acquired the shares for investment in the ordinary course of its business and not for the purpose of effecting or changing control of the Company. Euroventures I and Euroventures II may acquire or dispose of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Euroventures I and Euroventures II are each incorporated for a limited term and must liquidate when their term has expired. At that time each fund will be required to either sell or distribute in kind to its shareholders the Common Stock then owned. Roger Claes, a director of Team and EBTB, serves as a director of the Company. Accordingly, the Reporting Persons may be in a position to influence the operations and activities of the Company. Except as stated herein, none of the Reporting Persons has any present intention to engage in any of the actions contemplated by paragraphs (a) - (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) The beneficial ownership of the Company's Common Stock by each Reporting Person is as follows:


                                      Euroventures I    Euroventures II       Team             EBTB
                                      --------------    ---------------   ------------    --------------
Sole Power to Vote                           0                 0                 0                0
--------------------------------------------------------------------------------------------------------
Shared Power to Vote                     2,498,879       3,290,881(2)     5,789,760(2)    5,789,760(2)
Sole Power to Dispose                        0                 0                 0                0
Shared Power to Dispose                  2,498,879       3,290,881(2)     5,789,760(2)    5,789,760(2)
% Ownership (1)                            13.5%             17.1%             30.1%            30.1%


(1) Based on 17,873,400 shares outstanding on February 28, 1999 as advised by the Company plus the 662,069 shares issued to Euroventures II upon conversion of the loan and, as to each Reporting Person, plus the number of shares such Reporting Person has the right to acquire as disclosed in note (2).

(2) Includes 375,000 shares which Euroventures II has the right to acquire upon the exercise of warrants which expire on November 14, 1999 at an exercise price of $7.00 per share, and 331,034 shares which Euroventures II has the right to acquire upon conversion of a $600,000 loan due December 31, 2000 at a conversion price of $1.8125 per share.

        (c)     See Item 4.



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

        (d) The shareholders (including EBTB) of each of Euroventures I and Euroventures II, which are venture capital funds, will have the right to receive proceeds from the sale of the Common Stock upon the liquidation of each of such funds. See Item 4.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Items 2 and 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1.      Amended and Restated Loan Agreement dated April 8, 1999.

        2.      Registration Rights Agreement dated April 8, 1999.



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

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

                                        EUROVENTURES BENELUX TEAM, B.V.



Date:  April 20, 1999                   /S/ Martijn Kleijwegt
                                        ----------------------------------------
                                        Martijn Kleijwegt, Executive Director


                                        EUROVENTURES BENELUX I B.V.



Date: April 20, 1999                    /S/ Martijn Kleijwegt
                                        ----------------------------------------
                                        Martijn Kleijwegt,
                                                     Executive Director of
                                                     Euroventures Benelux Team
                                                     B.V., Managing Director of
                                                     Euroventures Benelux I B.V.



                                        EUROVENTURES BENELUX II B.V.



Date:  April 20, 1999                   /S/ Martijn Kleijwegt
                                        ----------------------------------------
                                        Martijn Kleijwegt,
                                        Executive Director of
                                        Euroventures Benelux Team
                                        B.V., Managing Director of
                                        Euroventures Benelux II B.V.



                                        EBTB II B.V.


Date:  April 20, 1999                   /S/ Martijn Kleijwegt
                                        ----------------------------------------
                                        Martijn Kleijwegt, Executive Director



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